SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 06, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with article 12 of CVM (Brazilian Securities and Exchange Commission) Instruction 358, dated 01/03/2002, informs that Credit Suisse First Boston International (the “Buyer”), with headquarters on One Cabot Square, E144QJ, London, United Kingdon, corporate taxpayer registration number 05.508.895/0001 -93, represented in Brazil by Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A. (“Credit Suisse DTVM”), qualified as an investment management institution, has acquired, through a stock market operation, 8,805,791 of the Company’s voting shares (ON) (“Shares”), equivalent to approximately 6.56% of the Company’s total shares. After this acquisition, the Buyer owns 8,835,906 Shares. The Buyer holds, additionally, 341,975 of the Company’s preferred shares (PN).

Regarding any person related to the Buyer, Credit Suisse DTVM has informed the following:

On June 05, 2007,

(i)
the investment portfolio (Res. CMN 2689) of Credit Suisse Securities (Europe) Limited, with headquarters on One Cabot Square, E14 4QJ, London, United Kingdom, corporate taxpayer registration number 06.541.158/0001-55, represented in Brazil by Credit Suisse DTVM, held 538,510 of the Company’s Shares and 633 preferred shares (PN).

(ii)
Credit Suisse “Próprio” Fundo de Investimento em Ações, corporate taxpayer registration number 03.230.512/0001-32, with headquarters on Av. Brigadeiro Faria Lima 3.064 – 12th to 14th floor in the city of São Paulo, State of São Paulo, held on 06/05/2007 the equivalent to 23,330 of the Company’s Shares and 1,614,088 preferred shares (PN).

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Credit Suisse DTVM also informed the Company that:

  The acquisition does not aim to alter the Company’s shareholding structure nor administrative structure, having only an investment nature;

  Except for the above-mentioned items, Credit Suisse DTVM does not have knowledge of any person related to the Buyer who owns subscription rights to its shares or put options;

  Credit Suisse DTVM is not aware that the Buyer or any person related to it owns debentures which can be converted into the Company’s shares;

  Credit Suisse DTVM is not aware that the Buyer holds any agreement or contract which regulates rights for voting or the purchase and sale of securities issued by the Company.

Brasília, Brazil, July 5th, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.